UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 483,087,590*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 483,087,590*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 483,087,590*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.2%

14	Type of Reporting Person CO

*      This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 486,701,036*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 486,701,036*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 486,701,036*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person CO

*      This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,613,446

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,613,446

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,100,760*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,100,760*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,100,760*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%

14	Type of Reporting Person CO

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,702,050*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,702,050*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,331,926

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,331,926

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.9%

14	Type of Reporting Person CO

*      This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SARL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,250,545*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,250,545*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.7%

14	Type of Reporting Person OO

*      This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.0%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS II L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,781,724*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,781,724*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS III L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,419,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,419,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS IV L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,319,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,319,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.1%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 50,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,387,345*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,387,345*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.2%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 71,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.8%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY (2013) CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 720,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 720,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ENGLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 75,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 75,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.03%

14	Type of Reporting Person PN

*      Represents redemption-exchange units of Brookfield Property L.P.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed in connection with the previously-announced transaction (the “Transaction”) for Brookfield Property Partners L.P. (“BPY”) to acquire all outstanding shares of common stock of GGP Inc. (“GGP”), other than those shares held by BPY and its affiliates, pursuant to the Agreement and Plan of Merger dated as of March 26, 2018 (the “Merger Agreement”), by and among BPY, GGP and Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of BPY. Pursuant to a letter agreement, dated as of March 26, 2018, between Brookfield Asset Management Inc. (“BAM”) and GGP, BAM agreed to, among other things, enter into, as soon as practicable after the date of the Merger Agreement, a rights agreement (the “Rights Agreement”), as further described below. On April 27, 2018, BAM entered into the Rights Agreement with Wilmington Trust, National Association as the Rights Agent.

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 5. This Amendment No. 5 also reflects certain inter-company transactions among the Reporting Persons.

3.                       Source and Amendment of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby supplemented to include the information set forth in Item 4 below.

4.                       Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

Appointment of Rights Agent; Term

Pursuant to the Rights Agreement, Wilmington Trust, National Association (the “Rights Agent”) has agreed to act as the Rights Agent for the holders, as a class and not individually, of GGP class A stock (the “Class A Stock”). Pursuant to and subject to the terms and conditions set forth in the amended charter of GGP (the “Amended Charter”), a holder of Class A Stock may request to exchange shares of Class A Stock (each, a “Subject Class A Share”) and receive in exchange for each such Subject Class A Share an amount of cash from BPR (as GGP is referred to following the consummation of the Transaction) equal to the value of the number of BPY units specified in the Amended Charter (the “Cash Amount”) or, upon the election of Brookfield Properties, Inc. (“BPI”) in its sole and absolute discretion, such number of BPY units (the “BPY Unit Amount”) from BPI, in each case on the tenth business day following the delivery of a notice of exchange by such holder (the “Specified Exchange Date”). Pursuant to the Rights Agreement, BAM has agreed that, in the event that, on the applicable Specified Exchange Date with respect to any Subject Class A Shares, (i) BPR has not satisfied its obligation under the Amended Charter by delivering the Cash Amount and (ii) BPI has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the holder thereof and delivered the BPY Unit Amount, BAM will satisfy, or cause to be satisfied, the obligations pursuant to the charter to exchange such Subject Class A Shares for the BPY Unit Amount or the Cash Amount (the “Secondary Exchange Rights”).

The Secondary Exchange Rights are a part of the terms of the Class A Stock and may not be evidenced, transferred or assigned separate or apart from the Class A Stock. The obligations of the Rights Agent under the Rights Agreement will become effective as of the first issuance of Class A Stock by GGP.

The Rights Agreement will terminate on the twentieth anniversary of the Transaction, unless otherwise terminated pursuant to its terms. The term of the Rights Agreement may be extended with the mutual consent of BAM and a majority of the independent members of BPR’s board of directors.

Collateral Account.

BAM or its affiliates will establish one (1) or more non-interest bearing trust accounts to be administered by the Rights Agent (the “Collateral Account”). At all times on and after the date of issuance of any Class A

Stock by BPR, BAM will ensure that the aggregate of (i) the BPY units in or issuable pursuant to any convertible securities in the Collateral Account (the “Collateral Account BPY Unit Balance”) and (ii) the number of BPY units equal to the aggregate amount of cash in the Collateral Account divided by the value of a BPY unit (the “collateral cash balance” and, together with the Collateral Account BPY Unit Balance, the “Collateral Account Balance”) will at all times be equal to or exceed the number of BPY units that is equal to the product of the total number of shares of Class A Stock outstanding (excluding those owned by BAM or its affiliates) multiplied by the conversion factor in accordance with the Amended Charter (the “Required Collateral Account Balance”).

BAM and its affiliates will not be entitled to withdraw any BPY unit or BPY unit convertible from the Collateral Account, except (i) if the Collateral Account Balance exceeds the Required Collateral Account Balance, either as a result of a change in the conversion factor pursuant to the Amended Charter or a decrease in the number of shares of Class A Stock outstanding (excluding Class A Stock held by BAM or its affiliates) or (ii) upon the deposit by BAM or its affiliates of an amount in cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of the BPY units withdrawn.

If the Collateral Account contains any amount of cash in lieu of BPY units, such Cash Amount is required to be no less than the product of the Required Collateral Account Balance minus the Collateral Account BPY Unit Balance, multiplied by one hundred and twenty-five percent (125%) of the value of a BPY unit (the “Required Collateral Account Cash Balance”). If at any time the Collateral Account cash balance is less than the Required Collateral Account Cash Balance, BAM will within two (2) business days cause to be deposited cash or cash equivalents in the Collateral Account in an amount sufficient to cause the Collateral Account cash balance to be at least equal to the Required Collateral Account Cash Balance.

BAM and its affiliates will not be entitled to withdraw any cash or cash equivalents from the Collateral Account, except (i) to the extent the Collateral Account cash balance is greater than one hundred and twenty percent (120%) of the Required Collateral Account Cash Balance or (ii) upon the deposit in the Collateral Account of a corresponding number of BPY units or any security convertible into or redeemable for BPY units (“BPY Unit Convertibles”).

BAM has agreed to take all action within its control to ensure that at all times, with respect to all of the BPY units in the Collateral Account, including BPY units issuable from time to time upon conversion of or redemption for BPY Unit Convertibles, the transfer of such BPY units from the Collateral Account to a holder of Subject Class A Shares will be registered under the Securities Act pursuant to an effective resale shelf registration statement. If such a resale shelf registration statement has not been effective for five (5) consecutive business days, BAM will cause to be deposited into the Collateral Account an amount of cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of all BPY units (including BPY units issuable from time to time upon conversion of or redemption for BPY Unit Convertibles) held in the Collateral Account at such time.

6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented as follows:

Reference is made to the Rights Agreement described in Amendment No. 5 to this Schedule 13D.

7.                       Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit 10. Rights Agreement, dated as of April 27, 2018 between Brookfield Asset Management Inc. and Wilmington Trust, National Association.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2018

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Adil Mawani
	Name:	Adil Mawani
	Title:	Chief Financial Officer

BROOKFIELD US CORPORATION

By:	/s/ Josh Zinn
	Name:	Josh Zinn
	Title:	Vice-President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BROOKFIELD PROPERTY GROUP HOLDINGS S.A.R.L.

By:	/s/ Paul Galliver
	Name:	Paul Galliver
	Title:	Manager

By:	/s/ Damien Warde
	Name:	Damien Warde
	Title:	Manager

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPY (2013) CORP.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director and Secretary